EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2011

Excluding interest on deposits
Income before income tax expense	$16,184

Fixed charges:
Interest expense	5,293
One-third of rents, net of income from subleases (a)	280

Total fixed charges	5,573

Less: Equity in undistributed income of affiliates	(115)

Income before income tax expense and fixed charges, excluding capitalized interest	$21,642

Fixed charges, as above	$5,573

Ratio of earnings to fixed charges	3.88

Including interest on deposits
Fixed charges, as above	$5,573

Add: Interest on deposits	2,045

Total fixed charges and interest on deposits	$7,618

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$21,642

Add: Interest on deposits	2,045

Total income before income tax expense, fixed charges and interest on deposits	$23,687

Ratio of earnings to fixed charges	3.11

(a)	The proportion deemed representative of the interest factor.